Exhibit 1.2

English Summaries of the Valuation Analyses

The below are English-language summaries of the material provisions of the Valuation Analyses, which Valuation Analyses were filed by the Company with the SMV on July 21, 2021. These English summaries are not, and do not purport to be, full English translations of the Valuation Analyses, which can be found in their entirety in the Spanish language pursuant to the Company’s filings with the SMV, which are published on the SMV’s website (https://www.smv.gob.pe/).

The Valuation Analyses were prepared solely for the Company’s internal use, to allow the board of directors of the Company to evaluate a potential unsolicited tender offer to be launched by IG4 with respect to the Company’s common shares and American depositary shares and to prepare a financial plan for the Company. Additionally, the business, financial condition, results of operations, and prospects of the Company may have changed in material ways, potentially significantly, since the respective dates of the valuation, including without limitation as a result of presidential elections and other political developments in Peru, the Company’s execution of a plea bargain agreement with Peruvian authorities (as described in the Company’s Form 6-K furnished on May 24, 2021) and the ongoing the COVID-19 pandemic. As a result, the Company cautions investors not to rely upon the Valuation Analyses.

A. English summary of the material provisions of the valuation analysis of the Company as of March 31, 2020, prepared by Ernst & Young Asesores Empresariales S. Civil de R.L. (“EY”), dated June 20, 2020 in the Spanish language (the “EY Valuation Analysis”):

1.

The EY Valuation Analysis presented a valuation of the Company’s business as of March 31, 2020. The purpose of the EY Valuation Analysis was to assist the Company in making a valuation of its business for internal evaluation purposes. The EY Valuation Analysis was prepared on the basis of public information, as well as historical and projected information furnished to EY by the Company. The Company provided EY with adjusted projections to account for uncertainty with respect to the COVID-19 pandemic, but the EY report should not be evaluated as a complete or precise evaluation of the potential impact of the pandemic. The EY Valuation Analysis was prepared on the basis of information known to the Company as of March 31, 2020.

2.

The methodology used by EY to value the Company’s business consisted of calculating the range of the reasonable value of the Company’s business (and identifying the midpoint of that range), after taking into account the value of the Company’s businesses relating to each of the Company’s operating segments: engineering and construction, infrastructure and real estate, as well as holding company operations. These calculations were made using income as the primary focus of the valuation, and use a discounted cash flow methodology based on the Company’s profile, taking into account the Company’s medium and long term projections, understanding that there are few similar companies in Peru for comparison.

3.

For purposes of the Company’s valuation, the EY Valuation Analysis made several assumptions about the financial and economic conditions in which the Company operated, which assumptions include, among others, that the global economy would decrease by 2.8% during 2020 and the Peruvian GDP would decrease by 4.0% during 2020, in each case primarily as a result of government measures to limit the spread of the COVID-19 pandemic. In addition, EY did not audit or verify the accuracy of the historical and projected financial information of the Company which was used in the preparation of the EY Valuation Analysis.

4.	On a segment basis, the EY Valuation Analysis concluded that:

a.

As of March 31, 2020, the value of the Company’s business relating to its engineering and construction segment was between U.S.$172.5 million and U.S.$234.1 million, and, therefore, U.S.$199.2 million represented the mid-point of such reasonable value range.

b.

As of March 31, 2020, the value of the Company’s business relating to its infrastructure segment was between U.S.$322.8 million and U.S.$363.1 million, and, therefore, U.S.$342.7 million represented the mid-point of such reasonable value range.

c.

As of March 31, 2020, the value of the Company’s business relating to its real estate segment was between U.S.$108.0 million and U.S.$112.6 million, and, therefore, U.S.$110.2 million represented the mid-point of such reasonable value range.

d.

As of March 31, 2020, the value of the Company’s business relating to its holding company operations was between U.S.$43.1 million and U.S.$42.9 million, and, therefore, U.S.$43.0 million represented the mid-point of such reasonable value range.

5.

The EY Valuation Analysis concluded that, as of March 31, 2020, the reasonable value of the Company’s business was between U.S.$646.4 million and U.S.$752.6 million, and, therefore, U.S.$695.1 million represented the mid-point of such reasonable value range.

6.

The EY Valuation Analysis includes adjusted calculations of the figures expressed above after taking into account certain assets of the Company which were at a risk of recoverability. As a result of these adjustments, as of March 31, 2020, the reasonable value of the Company’s business was estimated to be between U.S.$543.3 million and U.S.$649.5 million, and, therefore, U.S.$592.0 million represented the mid-point of such reasonable value range.

B. English summary of the material provisions of the valuation analysis of the Company as of March 31, 2020, prepared by the Company’s external financial adviser, Tyndall Group (the “Financial Adviser”) in October 2020 in the Spanish language (the “Financial Adviser Valuation Analysis”):

1.

The Financial Adviser Valuation Analysis presented (a) a review and analysis of the valuation of the Company’s business as of March 31, 2020 made by EY in the EY Valuation Analysis, including the reasonableness of the assumptions and methodologies used and conclusions reached therein, and (b) an updated valuation of the Company’s business based on certain material changes to the assumptions used in the EY Valuation Analysis and certain changes to market conditions existing as of the date of the EY Valuation Analysis. The purpose of the Financial Adviser Valuation Analysis was to assist the Company in analyzing one or more potential transactions involving the Company.

2.

The Financial Adviser Valuation Analysis was prepared on the basis of public information and information furnished to the Financial Adviser by the Company, either directly or through third parties. The Financial Adviser did not verify the accuracy of the information of the Company which was used in the preparation of the Financial Adviser Valuation Analysis.

3.

The Financial Adviser Valuation Analysis found that the EY Valuation Analysis applied a generally accepted and technically correct methodology to prepare the valuation of the Company’s business. The Financial Adviser Valuation Analysis made the following determinations as to the value of the Company’s business relating to its engineering and construction, infrastructure, real estate, and holding company operations segments:

a.

With respect to the value of the Company’s business relating to its engineering and construction segment, the Financial Adviser Valuation Analysis concluded that the value of such business as of March 31, 2020 may be adjusted, among other reasons, due to a revised projection of the Company’s cash flows as a result of the impact of the COVID-19 pandemic on the Company’s business.

b.

With respect to the value of the Company’s business relating to its infrastructure segment, the Financial Adviser Valuation Analysis concluded that the value of such business as of March 31, 2020 may be adjusted, among other reasons, due to certain changes in oil prices and certain adjustments to the working capital of the Company’s subsidiaries as a result of the impact of the ongoing COVID-19 pandemic on the business of the Company’s subsidiaries.

c.

With respect to the value of the Company’s business relating to its infrastructure segment, the Financial Adviser Valuation Analysis concluded that the value of such business as of March 31, 2020 may be adjusted, among other reasons, due to the reduced likelihood of receiving payment pursuant to certain suspended concessions held by the Company and that the Company’s subsidiary Adexus entered into Chilean bankruptcy proceedings to restructure its outstanding indebtedness.

4.

The Financial Adviser Valuation Analysis concluded that, as of March 31, 2020, the reasonable value of the Company’s business was between U.S.$451.0 million and U.S.$581.0 million, and, therefore, U.S.$516.0 million represented the mid-point of such reasonable value range.

C. English summary of the material provisions of the internal valuation analysis of the Company as of March 31, 2021, prepared by the Company’s management at the request of the Company’s board of directors (the “Management Valuation Analysis”) in June 2021 in the Spanish language:

1.

The Management Valuation Analysis presented a valuation of the Company’s business as of March 31, 2021, by updating the results of the EY Valuation Analysis that was prepared as of March 31, 2020. The Management Valuation Analysis reflected, among other things: a lower exchange rate of Peruvian soles to U.S. dollars; decreased discount rates associated with Peruvian risks, in particular arising from the COVID-19 pandemic; updated financial projections as of March 31, 2021, including by increasing amounts registered for civil liabilities, increasing infrastructure and engineering and construction backlog, and increases in certain engineering and construction guarantee deposits; a revised oil production curve and certain negotiated sales prices; and higher operating margins with respect to certain of the Company’s highway concession holders.

2.

The methodology used by the Company’s management to prepare the valuation of the Company’s business consisted of calculating the range of the reasonable value of the Company’s business (identifying the midpoint of that range). These calculations were made using a discounted cash flow methodology focused on income.

3.

Based on the valuation methodology applied by the Management Valuation Analysis and the assumptions contained therein, as of March 31, 2021, the mid-point of the range of the reasonable value of the Company’s business was U.S.$592.8 million.

4.

The Management Valuation Analysis also includes an adjusted valuation after taking into account updated risks of recoverability with respect to the Company’s accounts receivable associated with the GSP gas pipeline concession and the Chavimochic concession. As a result of this adjustment, as of March 31, 2021, the mid-point of the range of the reasonable value of the Company’s business was U.S.$505.5 million.